UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One):

☒                              ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2013

OR

☐                                 TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from                      to

Commission file number 001-32240

A.    Full title of the plan and the address of the plan, if different from that of the issuer named below:

NEENAH PAPER 401(k) RETIREMENT PLAN

B.    Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

NEENAH PAPER, INC.

3460 Preston Ridge Road
Suite 600
Alpharetta, Georgia 30005

REQUIRED INFORMATION

Financial Statements and Supplemental Schedule

Statements of Net Assets Available for Benefits as of December 31, 2013 and 2012.

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2013.

Supplemental Schedule H, Line 4i -Schedule of Assets (Held at End of Year) as of December 31, 2013.

NEENAH PAPER 401(k) RETIREMENT PLAN
Financial Statements as of December 31, 2013 and 2012 and
for the year ended December 31, 2013

Page

Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Benefits as of December 31, 2013 and 2012	2

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2013	3

Notes to Financial Statements as of December 31, 2013 and 2012 and for the Year Ended December 31, 2013	4

Supplemental Schedule:

Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2013	11

Signature	12

Note:      All other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator and
Participants of Neenah Paper 401(k) Retirement Plan

Alpharetta, Georgia

We have audited the accompanying statements of net assets available for benefits of the Neenah Paper 401(k) Retirement Plan (the “Plan”) as of December 31, 2013 and 2012, and the related statement of changes in net assets available for benefits for the year ended December 31, 2013.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013 and 2012, and the changes in net assets available for benefits for the year ended December 31, 2013, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets (held at end of year) as of December 31, 2013, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Frazier & Deeter, LLC
Atlanta, Georgia
June 27, 2014

NEENAH PAPER 401(k) RETIREMENT PLAN

Statements of Net Assets Available for Benefits

	As of December 31,
	2013	2012

ASSETS:
Participant-directed investments - at fair value:
Interest in master trust	$152,074,660	$129,640,241

Total investments	152,074,660	129,640,241

RECEIVABLES:
Notes receivable from participants	1,290,283	902,077
Other	44	52,419

Total receivables	1,290,327	954,496

Total assets	153,364,987	130,594,737

LIABILITIES - Payables for securities purchased	7,307	12,913

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	153,357,680	130,581,824

Adjustments from fair value to contract value for fully benefit-responsive investment contracts	(1,351,854)	(2,325,785)

NET ASSETS AVAILABLE FOR BENEFITS	$152,005,826	$128,256,039

See notes to financial statements.

NEENAH PAPER 401(k) RETIREMENT PLAN

Statement of Changes in Net Assets Available for Benefits

For the Year Ended December 31, 2013

CONTRIBUTIONS:
Participant	$6,370,585
Employer	1,844,384
Rollovers	839,225

Total contributions	9,054,194

INVESTMENT INCOME - Net gain from interest in Master Trust	22,468,129

INTEREST INCOME FROM NOTES RECEIVABLE FROM PARTICIPANTS	32,286

Total additions	31,554,609

BENEFITS PAID TO PARTICIPANTS	(7,776,452)

ADMINISTRATIVE EXPENSES	(28,370)

INCREASE IN NET ASSETS	23,749,787

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	128,256,039

End of year	$152,005,826

See notes to financial statements.

NEENAH PAPER 401(k) RETIREMENT PLAN

Notes to Financial Statements

NOTE 1 - DESCRIPTION OF THE PLAN

The following description of the Neenah Paper 401(k) Retirement Plan (the “Plan”) is provided for general information purposes only.  Participants should refer to the Plan document for more complete information.

General - The Plan is a defined contribution plan established on December 1, 2004, by Neenah Paper, Inc. (the “Company”).  The Plan Administrative Committee of the Board of Directors of the Company controls and manages the operation and administration of the Plan.  Vanguard Fiduciary Trust Company (the “Trustee”) serves as the trustee of the Plan and of the Neenah Paper Defined Contribution Master Trust (the “Master Trust”), through which the Plan is funded.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

Eligibility - An employee of the Company or a participating employer, as defined by the Plan, is eligible to participate in the Plan upon his/her date of hire.

Contributions - Each year, participants may contribute up to 75% of their annual pre-tax compensation, as defined in the Plan, subject to certain Internal Revenue Code (“IRC”) limitations.  Participants are also allowed to contribute after-tax contributions not to exceed 75% of annual compensation.  For the year ended December 31, 2013, the Company made matching contributions of 75% of the participant’s pre-tax contributions or after-tax contributions up to the first 2% of such participant’s compensation deferred, and 50% of the participant’s pre-tax contributions or after-tax contributions up to the next 3% of the participant’s compensation deferred.  Company matching contributions are contributed on a pay period basis and are discretionary.

If an election is not made by an employee, employees are automatically enrolled to contribute 5% of eligible compensation into the Plan as they become eligible to participate, with annual 1% increases of eligible compensation until the employee’s contribution deferral percentage reaches 10%.  A participant may decline to participate in the Plan or change their deferral percentage in 1% increments at any time.

Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

Participant Accounts - Individual accounts are maintained for each Plan participant.  Each participant’s account is credited with the participant’s contribution and an allocation of the Company’s matching contribution and Plan earnings and charged with withdrawals and an allocation of Plan losses and administrative expenses.  Allocations are based on participant earnings or account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investments - Participants direct the investment of their contributions and Company matching contributions into various investment options offered by the Plan.

The Neenah Paper Stock Fund and the Self-Directed Brokerage Accounts are two of the investment options available to participants.  No participant may invest more than 25% and 50% of his/her account balance in the Neenah Paper Stock Fund and Self-Directed Brokerage Accounts, respectively, at any time.

Vesting - Participants are vested immediately in their contributions plus actual earnings thereon.  Vesting in the Company’s matching contribution portion of their accounts is based on years of continuous service.  A participant is 100% vested in the Company’s matching contributions after three years of credited service.  Participants are also 100% vested in the Company’s matching contributions upon termination of employment with the Company if the participant has attained age 55, permanent and total disability, or upon death.

Notes receivable from participants - Participants may borrow from their fund accounts up to a maximum of $50,000 or 50% of their account balance, whichever is less.  The notes are secured by the balance in the participant’s account and bear interest at rates commensurate with local prevailing rates at the time funds are borrowed as determined by the Plan administrative committee.  Principal and interest on such notes are paid through salary withholdings over periods generally ranging from 1 to 4 years except that the repayment period for notes made for the purchase of a principal residence may range from 1 to 10 years.  These periods may be extended for leaves of absence due to military duty.

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.  Interest income is recorded on the accrual basis.  Related fees are recorded as administrative expenses and are expensed when they are incurred.  No allowance for credit losses has been recorded as of December 31, 2013 and 2012.  If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be in default, the participant loan balance is reduced and a benefit payment is recorded.

Payment of Benefits Upon termination of service or attainment of age 59 1/2, a participant may generally elect to receive a lump-sum amount equal to the value of the participant’s vested interest in his/her account.  A participant may make the following regular withdrawals at any time, as defined by the Plan:

(a)         After-tax contributions, provided such amounts have been in the Plan for at least 24 months

(b)         Company-matching contributions, provided such amounts are vested and have been in the Plan for at least 24 months

(c)          Any participant contributions included within his/her rollover account

(d)         Pre-tax contributions at age 59 1/2 or for financial hardship purposes

Forfeited Accounts - At December 31, 2013 and 2012, forfeited non-vested accounts totaled $55,106 and $3,097, respectively.  These accounts will be used to either reduce future employer contributions or pay administrative expenses.  For the year ended December 31, 2013, $5,149 in forfeiture balances was used to reduce employer contributions.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The accompanying financial statements have been prepared on the accrual basis in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Use of Estimates - The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

Risks and Uncertainties - The Master Trust utilizes various investment instruments, including mutual funds, a common/collective trust fund, employer securities, and common stocks.  Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Valuation of Investments and Income Recognition - The Plan’s investment in the Master Trust is presented at fair value, which has been determined based on the fair value of the underlying investments of the Master Trust.  The Master Trust holds mutual funds, common/collective trust funds, employer securities, and common stock in which the Plan participates.  Shares of mutual funds, common stock, and employer securities are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end.  Units of the common/collective trust fund are determined by the Trustee, based upon the quoted market values of the underlying investments held by the fund.

Included in the Master Trust is an investment in the Vanguard Retirement Savings Trust, which is a collective investment trust fund that invests solely in the Vanguard Retirement Savings Master Trust (the “Vanguard Master Trust”).  The underlying investments of the Vanguard Master Trust are primarily in a pool of investment contracts that are issued by insurance companies and commercial banks and in contracts that are backed by high-quality bonds, bond trusts, and bond mutual funds.  Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.  The stable value fund, or VRST, is fully benefit-responsive.  The difference between the valuation of fully benefit-responsive investments at fair value and contract value is reflected over time through the crediting rate.  Contract value represents contributions made to the fund, plus earnings, less participant withdrawals.

To the extent that the underlying portfolio has unrealized and/or realized gains/losses, an adjustment is made when reconciling from fair value to contract value.  As a result, the future crediting rate may be different than the current market rate.  The crediting rate of the contract resets every quarter based on the performance of the underlying investment portfolio.  The average crediting interest rate for the VRST was 2.1% and 2.4% at December 31, 2013 and 2012, respectively.  The average yield for this fund was 2.0% and 2.2% for the years ended December 31, 2013 and 2012, respectively.

The existence of certain conditions can limit the VRST’s ability to transact at contract value.  Specifically, any event outside the normal operation of the VRST that causes a withdrawal from an investment contract may result in a negative market value adjustment with respect to the withdrawal.  Examples of such events include, but are not limited to, partial or complete legal termination of the VRST or a unit holder, tax disqualification of the VRST or unit holder, and certain VRST amendments if issuers consent is not obtained.  In general, issuers may terminate the contract and settle at other than contract value if there is a change in the qualification status of the participant, employer, or plan; a breach of material obligations under the contract and misrepresentation by the contract holder; or failure of the underlying portfolio to conform to the pre-established investment guidelines.  As of December 31, 2013, Plan management believes that the occurrence of an event that would cause the VRST to transact at less than contract value is not probable.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are not separately reflected.  Consequently, management fees and operating expenses are reflected as a reduction of investment returns for such investments.

Administrative Expenses - Generally, administrative expenses of the Plan are paid by the Company, except for various costs associated with processing notes receivable from participants, account management fees, or expenses associated with investments within the self-directed brokerage account, which are paid by the Plan, as provided in the Plan document.

Payment of Benefits - Benefit payments to participants are recorded upon distribution.

NOTE 3 - FAIR VALUE MEASUREMENTS

ASC Topic 820 established a framework for measuring fair value that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).  The three levels of the fair value hierarchy under ASC Topic 820 are described below:

Level 1        Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2        Inputs to the valuation methodology include:

•                  Quoted prices for similar assets or liabilities in active markets;

•                  Quoted prices for identical or similar assets or liabilities in inactive markets;

•                  Inputs other than quoted prices that are observable for the asset or liability;

•                  Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3        Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets measured at fair value.  There have been no changes in the methodology used at December 31, 2013 and 2012.

•                  Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end by obtaining quoted prices on nationally recognized securities exchanges.  Some of the mutual funds include investments in real estate, which are valued based on appraised values.

•                  Shares of common stock, including employer securities, are valued at the closing price reported on the active market on which the individual securities are traded.

•                  Units of participation of the common/collective trust are valued by the fund’s trustee based on the fair values of the underlying assets of the fund at year-end.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth by level, within the fair value hierarchy, the investments included in the Master Trust at fair value as of December 31, 2013 and 2012, respectively:

	Assets at Fair Value as of December 31, 2013
	Level 1	Level 2	Level 3	Total

Mutual funds:
Blend Funds	$59,670,211	$—	$—	$59,670,211
Growth Funds	8,154,791	—	—	8,154,791
Fixed Income Funds	7,776,796	—	—	7,776,796
Domestic Balanced Funds	40,290,662	—	—	40,290,662
International Funds	7,180,164	—	—	7,180,164
Value Funds	5,367,727	—	—	5,367,727
Other Funds	103,754	—	—	103,754

Total mutual funds	128,544,105	—	—	128,544,105

Common stocks:
Technology	561,531	—	—	561,531
Manufacturing	5,742,308	—	—	5,742,308
Basic Materials	60,290	—	—	60,290
Services	71,320	—	—	71,320
Healthcare	87,112	—	—	87,112
Other	535,372	—	—	535,372

Total common stocks	7,057,933	—	—	7,057,933

Common/collective trust		34,149,618		34,149,618

Total investments at fair value	$135,602,038	$34,149,618	$—	$169,751,656

	Assets at Fair Value as of December 31, 2012
	Level 1	Level 2	Level 3	Total

Mutual funds:
Blend Funds	$45,579,338	$—	$—	$45,579,338
Growth Funds	6,627,613	—	—	6,627,613
Fixed Income Funds	8,439,599	—	—	8,439,599
Domestic Balanced Funds	31,798,909	—	—	31,798,909
International Funds	5,867,513	—	—	5,867,513
Value Funds	4,141,573	—	—	4,141,573
Other Funds	135,049	—	—	135,049

Total mutual funds	102,589,594	—	—	102,589,594

Common stocks:
Technology	161,082	—	—	161,082
Manufacturing	4,467,872	—	—	4,467,872
Basic Materials	37,377	—	—	37,377
Services	269,170	—	—	269,170
Healthcare	65,892	—	—	65,892
Other	720,292	—	—	720,292

Total common stocks	5,721,685	—	—	5,721,685

Common/collective trust		34,428,933		34,428,933

Total investments at fair value	$108,311,279	$34,428,933	$—	$142,740,212

There were no significant transfers between Level 1 and Level 2 investments or into or out of Level 3 investments during the year ended December 31, 2013.

NOTE 4 - INVESTMENT IN MASTER TRUST

Except for notes receivable from participants, the Plan’s investment assets are funded through the Master Trust.  The Master Trust was established by the Company and is administered by the Trustee.  Use of the Master Trust permits the commingling of the Plan’s assets with the assets of the Neenah Paper Retirement Contribution Plan for administrative purposes.  Although assets of both plans are commingled in the Master Trust, the Trustee maintains supporting records for the purpose of allocating the net gain or loss of the investment account to the participating plans.  The net investment income/loss of the investment assets is allocated by the Trustee to each participating plan based on the relationship of the interest of each plan to the total of the interests of the participating plans.  As of December 31, 2013 and 2012, the Plan’s percentage of interest in the Master Trust was approximately 90% and 91%, respectively.

The investments of the Master Trust at December 31, 2013 and 2012 are summarized as follows:

	2013	2012

Mutual funds	$128,544,105	$102,589,594
Neenah Paper common stock	5,618,571	4,387,587
Other common stock	1,439,362	1,334,098
Common/collective trust fund	34,149,618	34,428,933

Total investments	$169,751,656	$142,740,212

For the year ended December 31, 2013, the net investment income of the Master Trust is as follows:

Dividend and interest income	$3,144,362
Net appreciation in fair value of investments:
Mutual funds	19,852,359
Neenah Paper common stock	1,943,696
Other common stock	212,167

Total investment income	$25,152,584

NOTE 5 - EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments held by the Master Trust are shares of mutual funds and units of a common/collective trust fund managed by the Trustee.  As such, these transactions qualify as exempt party-in-interest transactions.  Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.

At December 31, 2013 and 2012, the Master Trust held 131,367 shares and 154,113 shares, respectively, of the Company’s common stock (the sponsoring employer), with a cost basis of $2,786,078 and $3,067,384, respectively.  During the year ended December 31, 2013, the Master Trust recorded dividend income from the Company of $84,251.

NOTE 6 - PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA.  In the event that the Plan is terminated, participants would become 100% vested in their accounts.

NOTE 7 - FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated December 17, 2008, that the Plan and related trust were designed in accordance with the applicable requirements of the IRC.  However, the Plan has been amended since receiving the determination letter.  The Company and Plan management believe that the Plan is currently designed and operated in accordance with the applicable requirements of the IRC.  Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification.  The Plan administrator has indicated that it will take the necessary steps, if any, to bring the Plan’s operations into compliance with the IRC.  Therefore, no provision for income taxes has been included in the Plan’s financial statements.

U.S. GAAP requires plan management to evaluate tax positions taken by the plan and recognize a tax liability (or asset) if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service.  The Company has analyzed the tax positions taken by the Plan and has concluded that, as of December 31, 2013 and 2012, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.  The Company believes it is no longer subject to income tax examinations for years prior to 2010.

NOTE 8 - RECONCILIATION TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2013 and 2012.

	2013	2012

Net assets available for benefits per the financial statements	$152,005,826	$128,256,039
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	1,351,854	2,325,785

Net assets available for benefits per Form 5500	$153,357,680	$130,581,824

The following is a reconciliation of increase in net assets per the financial statements to net income per the Form 5500 for the year ended December 31, 2013.

Increase in net assets per the financial statements	$23,749,787
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(973,931)

Net income per Form 5500	$22,775,856

NEENAH PAPER 401(k) RETIREMENT PLAN

Form 5500, Schedule H, Part IV, Line 4i

Schedule of Assets (Held at End of Year)
EIN: 20-1308307, Plan Number:  002
as of December, 31 2013

	(b)	(c)		(e)
	Lessor or	Description of Investment, Including Maturity Date, Rate	(d)	Current
(a)	Similar Party	of Interest, Collateral, and Par or Maturity Value	Cost	Value

*	Participant Loans	Notes receivable from participants (with interest rates being 3.25% and with maturities through June 2023)	**	$1,290,283

*Party-in-interest.

** Cost information is not required for participant-directed investments and, therefore, is not included.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

NEENAH PAPER 401(k) RETIREMENT PLAN

	By:	/s/ RICHARD F. READ
Richard F. Read
Member, Neenah Paper 401(k) Retirement Plan
Administrative Committee

Date: June 27, 2014